Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN'S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com March 7, 2023

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VIA EDGAR

Mr. Donald Field

Ms. Taylor Beech

Mr. Blaise Rhodes

Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ZKH Group Limited (CIK No. 0001862044) Registration Statement on Form F-1

Dear Mr. Field, Ms. Beech, Mr. Rhodes and Ms. Lumley:

On behalf of our client, ZKH Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and its amendment thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size as early as March 21, 2023, and to launch the roadshow as early as March 22, 2023, and in no event earlier than 15 days after the date hereof. The Company further advises the Staff that it plans to submit, jointly with each of the underwriters, on or around March 23, 2023, to the Commission a request to accelerate the effectiveness of the Registration Statement to as early as March 27, 2023. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*      *      *

U.S. Securities and Exchange Commission

March 7, 2023

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 (21) 6193-8200 or via e-mail at haiping.li@skadden.com, or Anthony Chen, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (755) 8261-8264 or via email at anthony.chen@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li
Haiping Li

Enclosures

cc:	Mr. Long Chen, Chairman of the Board of Directors and Chief Executive Officer, ZKH Group Limited

Mr. Chun Chiu Lai, Chief Financial Officer, ZKH Group Limited

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mr. David T. Zhang, Esq., Partner, Kirkland & Ellis

Mr. Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Mr. Ethan Yuxin Chen, Esq., Partner, Kirkland & Ellis

Mr. Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP

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